FREEDOM 7, INC.
The Galleria
2 Bridge Avenue
Red Bank, NJ  07701
Telephone No.: (732) 530-9007
Fax No.: (732) 530-9008

January 22, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Re:	Freedom 7, Inc.
Request for Withdrawal of Registration Statement on Form S-1
(File No.: 333-153848) Filed on October 3, 2008

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Freedom 7, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-153848), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 3, 2008.  No amendments to the Registration Statement have been filed.

The Registrant has been advised by the Selling Stockholders named in the Registration Statement that a public offering at this time under current market conditions would not be in its best interests. The Registration Statement was never declared effective and no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. If you should have any questions or comments regarding this request, please contact the undersigned at (732) 530-9007.

Very truly yours,

FREEDOM 7, INC.

By:	/s/ Virginia K. Sourlis
Virginia K. Sourlis President